UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  001-34246
CUSIP NUMBER:  83172F203

(Check One):         ☒  Form 10-K  ☐  Form 20-F  ☐  Form 11-K  ☐  Form 10-Q  ☐  Form 10-D
☐  Form N-SAR  ☐  Form N-CSR

For Period Ended:  December 31, 2013

☐  Transition Report on Form 10-K
☐  Transition Report on Form 20-F
☐  Transition Report on Form 11-K
☐  Transition Report on Form 10-Q
☐  Transition Report on Form N-SAR
For the Transition Period Ended:  ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

SmartHeat Inc.
Full Name of Registrant

Former Name if Applicable

A-10, 10, Street 7 Shenyang Economic and Technological Development Zone
Address of Principal Executive Office (Street and Number)

Shenyang, China 110141
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR for Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-K, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

The Company is currently searching for a Chief Financial Officer to replace Michael Wilhelm, who resigned on February 20, 2013, due to being “named personally in a groundless shareholder suit, where the alleged (unproven) actions in question are alleged to have taken place long before his involvement in the Company.” The difficulty in retaining a suitable Chief Financial Officer, who is qualified to sign the requisite Sarbanes-Oxley certifications, due to the legal harassment of the Company’s officers by the plaintiffs and lawyers in the class action, will delay the filing of the Company’s Annual Report on Form 10K for the year ended December 31, 2013.

PART IV— OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification

Robert Newman	212	248-1001
(Name)	(Area Code)	(Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes  ☒    No  ☐

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes  ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SmartHeat, Inc.
 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 28, 2014	By:	/s/ Oliver Bialowons
Name: Oliver Bialowons Title: President